Tharimmune, Inc.

1200 Route 22 East, Suite 2000

Bridgewater, NJ 08807

November 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Tharimmune, Inc.
Registration Statement on Form S-1
File No. 333-275350

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tharimmune, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Monday, November 27, 2023, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

THARIMMUNE, INC.

By:	/s/ Randy Milby
Name:	Randy Milby
Title:	Chief Executive Officer